International Seaways, Inc.

600 Third Avenue, 39th Floor

New York, New York 10016

November 9, 2016

VIA EDGAR CORRESPONDENCE

Ms. Laura Nicholson

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Seaways, Inc. (f/k/a OSG International, Inc.)
Registration Statement on Form 10-12B (File No. 001-37836)

Dear Ms. Nicholson:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), International Seaways, Inc. (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form 10, as amended (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on November 10, 2016, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Exchange Act, the reasons for this request are as follows: (i) the board of directors of Overseas Shipholding Group, Inc. (“OSG”), the Company’s parent company, has set (a) the record date for the spin-off of the Company, November 18, 2016, (b) the distribution date for the spin-off, November 30, 2016, and (c) the distribution ratio for the spin-off; and (ii) OSG and the Company wish to immediately commence the process of printing and mailing the Information Statement, which is an exhibit to the Registration Statement.

Please contact Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2864, counsel to the Company, if you have any questions or concerns regarding this matter. In addition, please notify Mr. Karpf when this request for acceleration has been granted.

Very truly yours,

International Seaways, Inc.

By:	/s/ James D. Small III
Name: James D. Small III
Title: Senior Vice President and Secretary

cc:	Jeffrey D. Karpf, Esq
Cleary Gottlieb Steen & Hamilton LLP